Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Pre-tax earnings	$778,567	$577,076	$628,400	$739,956	$710,938

Fixed charges	68,368	62,786	56,134	60,748	60,155

Earnings before fixed charges	$846,935	$639,862	$684,534	$800,704	$771,093

Fixed charges:
Interest expense*	$65,885	$60,476	$53,937	$58,305	$56,921

Amortization of bond issue costs	860	672	508	475	1,237

Estimated interest factor of rental expense	1,623	1,638	1,689	1,968	1,997

Total fixed charges	$68,368	$62,786	$56,134	$60,748	$60,155

Ratio of earnings to fixed charges	12.4	10.2	12.2	13.2	12.8

Earnings before fixed charges	$846,935	$639,862	$684,534	$800,704	$771,093
Interest credited for deposit products	82,458	77,624	70,422	66,434	61,940

Adjusted earnings before fixed charges	$929,393	$717,486	$754,956	$867,138	$833,033

Fixed charges	$68,368	$62,786	$56,134	$60,748	$60,155
Interest credited for deposit products	82,458	77,624	70,422	66,434	61,940

Adjusted fixed charges	$150,826	$140,410	$126,556	$127,182	$122,095

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.2	5.1	6.0	6.8	6.8

Rental expense	$4,919	$4,963	$5,117	$5,964	$6,050

Estimated interest factor of rental expense (33%)	$1,623	$1,638	$1,689	$1,968	$1,997

*	There was no interest capitalized in any period indicated.